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                                                               Exhibit (a)(8)

                                                           September 24, 1997


To Limited Partners of PaineWebber R&D Partners II, L.P.:

Accompanying this letter is an amendment to the Offer to purchase units of the limited partnership interest (the "Units") of PaineWebber R&D Partners II, L.P. made by BioRoyalties, L.L.C. on August 15, 1997. This amendment reflects changes to the disclosure document previously sent to you, including limiting the number of Units which BioRoyalties is offering to purchase to 4,000, but does not change the $3,650 per Unit purchase price. As a result of the amendment, we are extending the Offer to Midnight (Eastern Standard time) on October 7, 1997.

Thank you for taking the time to consider the Offer.

Very truly yours,

BioRoyalties, L.L.C.